UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)*

WASTE INDUSTRIES USA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

941057 10 1 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 941057 10 1

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Scott J. Poole
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 786,280 6. Shared Voting Power 1,741,728 7. Sole Dispositive Power 786,280 8. Shared Dispositive Power 1,741,728

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,531,368
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 18.43%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NUMBER 941057 10 1

Item 1(a)	Name of Issuer Waste Industries USA, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices 3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2(a)	Name of Person Filing Scott J. Poole

Item 2(b)	Address of Principal Business Office, or, if None, Residence 2408 Mount Vernon Church Road, Raleigh, NC 27614

Item 2(c)	Citizenship United States

Item 2(d)	Title of Class of Securities Common Stock

Item 2(e)	CUSIP Number 941057 10 1

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

CUSIP NUMBER 941057 10 1

Item 4.	Ownership

(a)

Amount Beneficially Owned:

On December 31, 2005, Mr. Poole beneficially owned an aggregate of 2,536,368 shares of the Issuer’s common stock which includes (i) 786,280 shares of the Issuer’s common stock owned directly, (ii) 1,741,728 shares of the Issuer’s common stock held in trust, where Mr. Poole is either a co-trustee or a beneficiary and has shared investment power, and (iii) 3,360 shares of the Issuer’s common stock held by Mr. Poole’s mother as UGMA custodian for his children.

(b) Percent of Class: 18.43%

(c) The 1,741,728 shares as to which Mr. Poole has shared voting and dispositive power are held by trusts of which Mr. Poole is either a trustee or a beneficiary with shared investment power.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

CUSIP NUMBER 941057 10 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/ Scott J. Poole
Scott J. Poole